Itaú Unibanco Banco Múltiplo S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 6,000,000,000 of shares
Subscribed and Paid-in Capital: R$ 29,000,000,000.00 – 4,155,396,563 shares

MEETING OF THE BOARD OF DIRECTORS
OF APRIL 8 2009

The members of the Board of Directors of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. met on April 8, 2009 at 3:00 p.m. at the company’s registered offices, the legal quorum being present, under the presidency of Dr. Pedro Moreira Salles, also present pursuant to Paragraph 3, Article 163 of Law 6,404/76, the members of the Fiscal Council of the Company, with the purpose of deliberating on the proposal to convene General Stockholders’ Meetings on April 24, 2009 at 3:00 p.m. and at 3:20 p.m. in order to examine the following proposals on the agenda of the extraordinary meeting:

I – Extraordinary General Meeting to be held at 3:00 p.m.

“PROPOSAL OF THE BOARD OF DIRECTORS

Stockholders,

The Board of Directors of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., in accordance with the best corporate governance practices, believes that it is opportune to submit for the examination and approval of the General Meeting, the following matters:

1. Stock Option Plan: it is proposed to amend the Company’s Stock Option Plan (“Plan”) to include the following provisions, as well as consolidate them in the form of the attachment to these minutes:

(i) provision permitting members of the Board of Directors of the Company or that of its controlled companies also to receive stock option grants within the scope of the Plan;

(ii) at the criteria of the committee responsible for the stock option grants and through performance and leadership evaluation tools, a provision for officers with  outstanding ability to perform and potential, to be offered stock options, the strike price of which to be paid against compliance with the obligation on the part of the beneficiaries to invest, in shares of the Company, 20% of their net bonus received with respect to the preceding year, and to maintain title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. For each share thus acquired, one stock option shall be granted for each share of the Company; and

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(iii) provision that notification of exercising the stock option shall be made to the area of the Company responsible for the management of the Plan.

2. Unibanco – Performance Stock Option Plan: it is proposed that the Company  shall assume the rights and obligations established in the current contracts signed with the beneficiaries of the Unibanco – Performance Stock Option Plan (“Performance”), which is an integral part of these minutes in the form of an attachment, including responsibility for the grants realized within the scope of the said plan. The Company’s Board of Directors shall appoint the committee responsible for monitoring the Performance, for which all the respective powers and prerogatives shall be attributed.

It is further proposed to publish the minutes of the Meeting omitting the names of the stockholders present, pursuant to Paragraph 2, Article 130 of Law 6,404/76.

This proposal is hereby submitted to the examination of the Stockholders. São Paulo-SP, April 8, 2009. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim and Ricardo Villela Marino -  Directors.”

II – Extraordinary General Meetings at 3:20 p.m.

“PROPOSAL OF THE BOARD OF DIRECTORS

Stockholders,

The Board of Directors of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., in accordance with the best corporate governance practices believes that it is opportune to submit for examination and approval of the General Meeting the following matters:

1.
Amendment to the Bylaws: it is proposed to amend the Bylaws to reflect the new governance structure of the Company, in order to, among other modifications: (i) include the form of holding the General Meeting, as well as the matters within the scope of its powers; (ii) establish the governance of the Board of Directors of the Company, including modifications in the matters within the scope of its powers; (iii) undertake modifications in the structure of the Executive Board; (iv) without restrictions with respect to their effective existence, extinguish the Appointments and Compensation Committee, the Capital and Risks Management Committee, the Accounting Policies Committee, the Disclosure and Trading Committee, the

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Advisory Board and the International Advisory Board as statutory bodies; and (v) renumber the affected provisions of the Bylaws and alter eventual cross references, where necessary, considering the above amendments.

It should be noted that, within the scope of the process of integration of the structures of the new Itaú Unibanco Conglomerate, and considering the importance placed upon the constant process of improvement in corporate government practices, outside consultants have been engaged for the purpose of evaluating the previously existing practices and, in the light of the best international practices, to establish a structure of governance deemed ideal for the new conglomerate. Thus, the intention of extinguishing the statutory provisions with respect to the aforementioned committees is to create greater flexibility, permitting the immediate implementation of the new structure of committees following the conclusion of the said studies.

2. Company Denomination: it is proposed that the stockholders discuss the best denomination for the Company, altering it if deemed convenient, in which case Article 1 of the Bylaws shall be amended to reflect the resolution adopted by the Stockholders.

3. Capitalization of Reserves: it is proposed to increase the capital stock in the amount of R$16,000,000,000.00 (sixteen billion Reais), increasing this from R$29,000,000,000.00 (twenty-nine billion Reais) to R$45,000,000,000.00 (forty-five billion Reais), through the capitalization of the following values recorded in the Company’s Revenue Reserves: R$6,848,331,596.44 from the Dividends Equalization Reserve (being R$456,653,642.68 – year of 2003, R$1,609,705,212.50 – year of 2004, R$1,252,280,567.49 –  year of 2005, R$1,585,268,321.06 –  year of 2006, R$256,096,883.06 –  year of 2007, R$1,688,326,969.65 –  year of 2008); R$3,765,434,939.69 from the Working Capital Increase Reserve (being R$182,661,457.07 –  year of 2003, R$314,626,443.75 –  year of 2004, R$607,755,201.51 –  year of 2005, R$909,986,522.63 –  year of 2006, R$1,448,560,252.45 –  year of 2007 and R$301,845,062.28 –  year of 2008) and R$5,386,233,463.87 from the Reserve for Increase in Capital of Investees (being R$1,497,494,095.56 –  year of 2006, R$2,942,051,824.42 –  year of 2007 and R$946,687,543.89 –  year of 2008). The capitalized values with respect to the year of 2008 assume Ordinary General Meeting ratification of the allocation of net income for 2008 registered in the Account Statements.

3.1. Share Bonus at a ratio of 10%: the increase in capital shall be effected through the issue of 415,539,656 (four hundred and fifteen million, five hundred and thirty-nine thousand, six hundred and fifty-six) new book entry shares, with no par value, being 208,116,952 (two hundred and eight million, one hundred and sixteen thousand, nine hundred and fifty-two) common and 207,422,704 (two hundred and seven million, four hundred and twenty-two thousand, seven hundred and four) preferred, which shall be granted to the holders of shares, in the form of a bonus, in the proportion of 1 (one) new share, of the same type, for every 10 (ten) shares held, the shares held as treasury stock also being entitled to bonification.

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3.2. Objective: whereas the incorporation of the shares of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Unibanco Holdings”) was executed on November 28, 2008, by virtue of which the shareholders of Unibanco and Unibanco Holdings became shareholders of the Company, and whereas, at that time, the bonification of shares approved in the Extraordinary General Meetings of Unibanco and Unibanco Holdings  held on July 16, 2008 had still not been concluded, it was assured by the Company that on the occasion of the Ordinary General Meeting of 2009, an Extraordinary General Meeting would be held to examine the proposal for a share bonus, which at the time had not been possible. Hence this bonification proposal assures the original stockholders of Unibanco and Unibanco Holdings the same bonification conditions to which they were entitled, as decided by resolution of the Extraordinary General Meetings of Unibanco and Unibanco Holdings held on July 16, 2008.

In addition, it should be observed that, by virtue of the legal limits for the statutory reserves, from the accounting point of view, it is also necessary to proceed with the capitalization of the values allocated to revenue reserves.

3.3. Baseline Date: whereas the above resolutions shall depend for their validity on approval from the Central Bank of Brazil, the baseline date for bonification rights shall be notified to the market by the Company after the aforesaid authorization. Thus, the shares of the Company shall continue to be negotiated with bonus rights until the date to be announced in due course and, only after this date, shall the same shares be negotiated ex-bonus rights.

3.4. Negotiation: once the above proposals are approved, the shares shall  continue to be negotiated with bonus rights and the new shares shall be released for negotiation following approval of the respective process by the Central Bank of Brazil and inclusion in the stockholders’ position, this to be the subject of notification to the market.

3.5. Bonus Share Rights: the new shares shall be fully entitled to profit distribution that may be declared following the date of inclusion in the stockholders’ share position.

3.6. Monthly Dividends: the monthly dividends shall be maintained at R$ 0.012 per share, such that the total values paid out monthly by the Company to the stockholders shall be increased by 10%, following the inclusion of the bonus shares in the share position.

3.7. Share Fractions: the bonification shall be effected always in whole numbers; remaining amounts arising from share fractions shall be sold on the BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange and the recorded net value shall be credited to the stockholders that on the baseline date are registered as having title to the shares. The  Company shall notify fuller details on this procedure in due course.

3.8. Cost of the Bonus Shares: the cost attributed to the bonus shares is R$38.504147 per share pursuant to Paragraph 1, Article 25 of the Brazilian Internal Revenue Service’s Normative Instruction 25 of March 6, 2001.

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3.9. International Market: simultaneously to the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADR – American Depositary Receipt) and the  Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall also be entitled to a 10% bonification, such that investors shall receive 1 (one) new ADR/CEDEAR for every 10 (ten) ADRs/CEDEARs to which they held title on the dateline base; thus, the ADRs/CEDEARs shall continue to be negotiated in the proportion of 1 (one) preferred share for 1 (one) ADR/CEDEAR.

3.10. Amendment to Article 3 of the Bylaws: should the above proposals be approved, it is proposed that the Bylaws be amended in the caption sentence of Article 3 of the Bylaws in order to register the new composition of the capital stock.

4. Consolidation of the Bylaws: it is proposed that the Bylaws be consolidated, already reflecting the above amendments, of which, if approved, shall become effective with the wording contained in the attachment to these minutes.

It is further proposed to publish the minutes of the Meeting omitting the names of the stockholders present, pursuant to Paragraph 2 of Article 130 of Law 6,404/76.

This proposal is hereby submitted to the examination of the Stockholders. São Paulo-SP, April 8, 2009. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim and Ricardo Villela Marino -  Directors.”

Subsequently, the Chairman notified the meeting that the Fiscal Council, pursuant to item III, Article 163 of the Law 6,404/76, had opined on the proposal for modifying the capital stock and issued the following opinion transcribed below:

“OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. have examined the proposal of the Board of Directors as of this date with respect to the increase in the capital stock from R$ 29,000,000,000.00 to R$ 45,000,000,000.00, through the capitalization of revenue reserves and attributing to the stockholders, in the form of a share bonus, of 1 (one) new share for every 10 (ten) shares of the same type already held, and, understanding that the foregoing is fully justified, is of a favorable opinion that the said proposal should be submitted for examination by the General Meeting. São Paulo-SP, April 8, 2009. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela.”

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The Chairman then submitted the Proposals of the Board of Directors to discussion and voting, resulting in full and unanimous approval, the publication of the pertinent convening notice for the Meeting being authorized.

With no further matters on the agenda and no other issue being raised the Chairman determined the drafting of the minutes, which having been read and approved, were signed by all, thus concluding the meeting. São Paulo-SP, April 8, 2009. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairman; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim and Ricardo Villela Marino -  Directors.

ALFREDO EGYDIO SETUBAL
             Investor Relations Officer